Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports First Quarter 2020 Results

●	First quarter revenues of $8.3 million

●	Cash, cash equivalents and short-term bank deposits of $63.3 million and no debt

●	Reaffirming 2020 revenue guidance range of $35-$38 million

TEL AVIV, Israel – May 12, 2020 − RADCOM Ltd. (Nasdaq: RDCM) today reported its financial results for the first quarter ended March 31, 2020.

Commenting on the results, Eyal Harari, RADCOM’s CEO said: “We are pleased with our progress this quarter as we continued to enhance our virtualized technology and deliver on our customer commitments without interruption, despite the spread of COVID-19. This progress included playing an important role in Rakuten Mobile’s commercial launch of its greenfield, fully virtualized network in Japan last month.

“Our first-quarter revenues were in line with our expectations with little impact from the COVID-19 global pandemic. Our expenses in this quarter were impacted by one-time hardware component expenses related to one of our projects as well as delayed grants. Though there is uncertainty due to COVID-19 and its global economic impacts that could affect sales cycles, we are well-positioned with a strong balance sheet, multi-year contracts with industry-leading customers, and a belief that the telecom market will remain resilient. Based on current industry conditions and our visibility, we are reaffirming our 2020 revenue guidance range of $35 million to $38 million.

“We are proud of the major role we played in Rakuten Mobile’s commercial launch of the world’s first fully virtualized mobile network. The use of our technology in this groundbreaking project further cements our position as the leading, most advanced cloud-native assurance vendor for operators building new virtualized platforms for the launch of 5G. RADCOM’s innovative offerings helped Rakuten Mobile launch this new virtualized network and ensured the delivery of superior customer experience. We believe our continued work with them is a testament to our market leadership and advanced solutions and that our experience and expertise will be valuable as more and more operators transition to 5G.

“We continue to believe in 5G and the underlying virtualized solutions needed for this technology transition. During the quarter, we focused on 5G in research and development to enhance our 5G offering while also deploying the initial phase of 5G with one of our customers. Despite current market conditions, we expect the telecom industry to continue to move forward with planned rollouts of 5G networks.

“As a company, our top priority has been the health and welfare of our employees. We efficiently implemented secure work-from-home arrangements for all employees, allowing them to continue our product development activities and to support our customers without interruption. We continue to follow local and regional guidelines regarding safe distancing and stay-at-home policies. We are encouraged by our organization’s flexibility during these difficult times.”

First Quarter 2020 Financial Highlights:

●	Revenues: Total revenues for the first quarter were $8.3 million, compared to $6.0 million in the first quarter of 2019.

●	Net loss: GAAP net loss for the quarter decreased to $2.9 million, or $0.21 per diluted share, compared to a GAAP net loss of $3.1 million, or $0.23 per diluted share for the first quarter of 2019.

●	Non-GAAP net loss: Non-GAAP net loss for the period decreased to $2.4 million, or $0.17 per diluted share, compared to a non-GAAP net loss of $2.7 million, or $0.20 per diluted share for the first quarter of 2019.

●	Balance sheet: As of March 31, 2020, the Company had cash and cash equivalents and short-term bank deposits of $63.3 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 AM Eastern Daylight Time (3:00 PM Israel Daylight Time) to discuss the results and to answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-888-407-2553

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available on RADCOM’s website later the same day.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Amir Hai

CFO

+972-77-774-5011

amir.hai@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the Core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting and cutting edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,” “may,” “might,” “predict,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its investment in technology and R&D, maintaining technological leadership and delivering real value for early adopters, the expected transition to and roll out of 5G networks, the Company’s market position, v and leadership, the resiliency of the telecom market, the Company’s expectation to be well-positioned to handle uncertainties and other impacts due to COVID-19, and its revenue guidance, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM LTD.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2020	2019
Revenues	$8,328	$6,046
Cost of revenues	3,109	1,837
Gross profit	5,219	4,209

Research and development, gross	4,790	4,645
Less - royalty-bearing participation	-	404
Research and development, net	4,790	4,241
Sales and marketing	2,453	2,446
General and administrative	1,023	797
Total operating expenses	8,266	7,484
Operating loss	(3,047)	(3,275)
Financial income, net	170	140
Loss before taxes on income	(2,877)	(3,135)
Taxes on income	(32)	(9)
Net loss	$(2,909)	$(3,144)

Basic and diluted net loss per ordinary share	$(0.21)	$(0.23)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	13,875,833	13,749,528

RADCOM LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2020	2019
GAAP gross profit	$5,219	$4,209
Stock-based compensation	29	29
Non-GAAP gross profit	$5,248	$4,238

GAAP Research and development, net	$4,790	$4,241
Stock-based compensation	167	178
Non-GAAP Research and development, net	$4,623	$4,063

GAAP sales and marketing	$2,453	$2,446
Stock-based compensation	143	146
Non-GAAP sales and marketing	$2,310	$2,300

GAAP general and administrative	$1,023	$797
Stock-based compensation	185	87
Non-GAAP general and administrative	$838	$710

GAAP total operating expenses	$8,266	$7,484
Stock-based compensation	495	411
Non-GAAP total operating expenses	$7,771	$7,073

GAAP operating loss	$(3,047)	$(3,275)
Stock-based compensation	524	440
Non-GAAP operating loss	$(2,523)	$(2,835)

GAAP loss before taxes on income	$(2,877)	$(3,135)
Stock-based compensation	524	440
Non-GAAP loss before taxes on income	$(2,353)	$(2,695)

GAAP net loss	$(2,909)	$(3,144)
Stock-based compensation	524	440
Non-GAAP net loss	$(2,385)	$(2,704)

GAAP net loss per diluted share	$(0.21)	$(0.23)
Stock-based compensation	0.04	0.03
Non-GAAP net loss per diluted share	$(0.17)	$(0.20)

Weighted average number of shares used to compute diluted net loss per share	13,875,833	13,749,528

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	March 31, 2020	December 31, 2019
	(unaudited)
Current Assets
Cash and cash equivalents	$4,766	$6,201
Short-term bank deposits	58,526	63,080
Trade receivables, net	12,732	11,039
Inventories	431	1,356
Other accounts receivable and prepaid expenses	1,405	1,536
Total Current Assets	77,860	83,212

Non-Current Assets
Severance pay fund	3,233	3,365
Other long-term receivables	1,985	2,314
Property and equipment, net	1,612	1,669
Operating lease right-of-use assets	5,426	5,842
Total Non-Current Assets	12,256	13,190

Total Assets	$90,116	$96,402

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,288	$2,452
Deferred revenues and advances from customers	559	828
Employee and payroll accruals	3,359	4,132
Operating lease liabilities	1,182	1,263
Other liabilities and accrued expenses	3,087	4,050

Total Current Liabilities	9,475	12,725

Non-Current Liabilities
Deferred revenues	96	100
Accrued severance pay	3,929	3,904
Operating lease liabilities	4,453	4,967
Other liabilities and accrued expenses	679	836

Total Non-Current Liabilities	9,157	9,807

Total Liabilities	$18,632	$22,532

Shareholders’ Equity
Share capital	$654	$648
Additional paid-in capital	138,487	137,969
Accumulated other comprehensive loss	(2,635)	(2,634)
Accumulated deficit	(65,022)	(62,113)

Total Shareholders’ Equity	71,484	73,870
Total Liabilities and Shareholders’ Equity	$90,116	$96,402